UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)
Under the Securities Exchange Act of 1934

JARDEN CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

471109 10 8
(CUSIP Number)

     Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, New York 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

With a copy to:

Andrew R. Brownstein, Esq.
David M. Silk, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

February 12, 2009
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

CUSIP No. (471109 10 8)

SCHEDULE 13D

(Page 2 of 8 Pages)

1	**NAME OF REPORTING PERSON** Warburg Pincus Private Equity VIII, L.P. **I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS** I.R.S. Identification No. 13-4161869		
2	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP***		(a) ☐ (b) ☒
3	**SEC USE ONLY**		
4	**SOURCE OF FUNDS** WC		
5	**CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)**		☐
6	**CITIZENSHIP OR PLACE OF ORGANIZATION** Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	**SOLE VOTING POWER** 0	
	8	**SHARED VOTING POWER** 0 (see Items 4 and 5)	
	9	**SOLE DISPOSITIVE POWER** 0	
	10	**SHARED DISPOSITIVE POWER** 0 (see Item 5)	
11	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** **0 (see Item 5)**		
12	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**		☐
13	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 0% (see Item 5)		
14	**TYPE OF REPORTING PERSON** PN

CUSIP No. (471109 10 8)

SCHEDULE 13D

(Page 3 of 8 Pages)

1	NAME OF REPORTING PERSON Warburg Pincus Partners LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS I.R.S. Identification No. 13-4069737		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0 (see Items 4 and 5)	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)		
14	TYPE OF REPORTING PERSON* 00

CUSIP No. (471109 10 8) | SCHEDULE 13D | (Page 4 of 8 Pages)

1	**NAME OF REPORTING PERSON** Warburg Pincus & Co. **I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS** I.R.S. Identification No. 13-6358475		
2	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP***		(a) ☐ (b) ☒
3	**SEC USE ONLY**		
4	**SOURCE OF FUNDS** N/A		
5	**CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)**		☐
6	**CITIZENSHIP OR PLACE OF ORGANIZATION** New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	**SOLE VOTING POWER** 0	
	8	**SHARED VOTING POWER** 0 (see Items 4 and 5)	
	9	**SOLE DISPOSITIVE POWER** 0	
	10	**SHARED DISPOSITIVE POWER** 0 (see Item 5)	
11	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 0 (see Item 5)		
12	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**		☐
13	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 0% (see Item 5)		
14	**TYPE OF REPORTING PERSON** PN

CUSIP No. (471109 10 8)

SCHEDULE 13D

(Page 5 of 8 Pages)

1	**NAME OF REPORTING PERSON** Warburg Pincus LLC **I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS** I.R.S. Identification No. 13-3536050		
2	**CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP***		(a) ☒ (b) ☐
3	**SEC USE ONLY**		
4	**SOURCE OF FUNDS** N/A		
5	**CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)**		☐
6	**CITIZENSHIP OR PLACE OF ORGANIZATION** New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	**SOLE VOTING POWER** 0	
	8	**SHARED VOTING POWER** 0 (see Items 4 and 5)	
	9	**SOLE DISPOSITIVE POWER** 0	
	10	**SHARED DISPOSITIVE POWER** 0 (see Item 5)	
11	**AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 0 (see Item 5)		
12	**CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**		☐
13	**PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 0% (see Item 5)		
14	**TYPE OF REPORTING PERSON*** OO

    This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D, as previously amended (the “Schedule 13D”), of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WP VIII, WPP LLC and WP, the “Reporting Entities”). The holdings of the Reporting Entities indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V., I (“WPNPE VIII I”) and WP-WPVIII Investors, L.P. (“WP-WPVIII”, and together with WP VIII and WPNPE VIII I, the “Investors”). WP, WPP LLC, WP LLC and the Investors are referred to in this Amendment as the “Group Members.” This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the “Company”).

    The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

    Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D and any amendments thereto.

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented by adding the following thereto:

    “On February 12, 2009, the Group Members sold 6,128,297 shares of Common Stock of the Company at a per share price of $12.08 in a private transaction (the “Sale Transaction”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) is hereby amended and restated in its entirety as follows:

    “(a) Following the Sale Transaction, the Group Members do not beneficially own any shares of Common Stock of the Company.”

     Item 5(b) is hereby amended and restated in its entirety as follows:

    “(a) Following the Sale Transaction, the Group Members do not beneficially own any shares of Common Stock of the Company.”

     Item 5(c) is hereby amended and restated in its entirety as follows:

     “(c) The information contained in Item 4 is incorporated herein by reference.”

     Item 5(e) is hereby amended and restated in its entirety as follows:

    “(e) As of February 12, 2009, the Group Members ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Company.”

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:	Warburg Pincus Partners LLC,
its General Partner

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co.,
its Managing Member

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare
	Title:	Managing Director